Amended and Restated Multi-Class Expense Limitation Agreement

August 24, 2022

Apollo Diversified Credit Fund

9 West 57th Street

New York, New York 10019

Dear Board Members:

You have engaged us to act as the investment adviser to the Apollo Diversified Credit Fund (the “Trust” or the “Fund”), pursuant to an Amended and Restated Management Agreement dated as of August 24, 2022 (“Management Agreement”).

Commencing with the effective date of the Management Agreement until at least April 30, 2024, we agree to waive management fees and/or reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) at the levels set forth in Appendix A attached hereto (“Expense Limitation”).

Additionally, the Expense Limitation Agreement shall continue in effect for successive twelve- month periods provided that such continuance is specifically approved at least annually by Apollo Capital Credit Adviser, LLC (the “Adviser”). Furthermore, the Expense Limitation Agreement may not be terminated by the Adviser, but may be terminated by the Board of Trustees of the Fund (the “Board”), on written notice to the Adviser. The Expense Limitation Agreement will automatically terminate with respect to the Fund if the Management Agreement for the Fund is terminated with such termination effective upon the effective date of the Management Agreement’s termination for the Fund (except that the Adviser shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of the Adviser or its parents). This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by the Adviser (or any successor thereto) is subject to repayment by the Fund within three years in which the expenses were occurred, if (1) the Fund is able to make the repayment without exceeding the Expense Limitation in effect at the time of the waiver and/or reimbursement and the Expense Limitation in effect at the time of the repayment and (2) the repayment is approved by the Board.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

Yours Very Truly,

Apollo Capital Credit Adviser, LLC

By:
Name:	William Kuesel
Title:	Vice President
Date:	August 24, 2022

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

APOLLO DIVERSIFIED CREDIT FUND

By:
Name:	Kristin Hester
Title:	Chief Legal Officer
Date:	August 24, 2022

Appendix A

Fund and Class	Percentage of Average Daily Net Assets
Apollo Diversified Credit Fund – Class A	2.25%
Apollo Diversified Credit Fund – Class C	3.00%
Apollo Diversified Credit Fund – Class I	2.00%
Apollo Diversified Credit Fund – Class L	2.50%
Apollo Diversified Credit Fund – Class M	2.75%